Via Facsimile and U.S. Mail
Mail Stop 6010
								January 9, 2006


Mr. Gerald R. Mitchell
Vice President and Chief Financial Officer
K-V Pharmaceutical Company
2503 South Hanley Road
St. Louis, Missouri 63144

Re:	K-V Pharmaceutical Company
Form 10-K for Fiscal Year Ended March 31, 2005
File No. 001-09601

Dear Mr. Mitchell:

      We have limited our review of your filings to the issue we have addressed in our comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Form 10-K, filed June 14, 2005

Item 7. Management`s Discussion and Analysis of Results of
Operations, and Liquidity and Capital Resources

Critical Accounting Estimates

Revenue and Provision for Sales Returns and Allowances, page 50
1. We believe your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following in disclosure type format:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c) To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.
d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e) Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.
f) A roll forward of the liability for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.
g) A discussion of the period to period comparisons of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.
   	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Gerald R. Mitchell
K-V Pharmaceutical Company
January 9, 2006
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